Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to use in this Registration Statement on Form S-1 of Guidance Software, Inc., of our report dated April 4, 2005, except for Notes 12 and 13, as to which date is September 15, 2006, relating to our audit of the consolidated financial statements of Guidance Software, Inc. as of December 31, 2004, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2004 and financial statement schedule, appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the caption “Experts” in such Prospectus.

/s/ McGladrey & Pullen, LLP

Pasadena, California

September 15, 2006